Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Trailblazer Merger Corporation I on Amendment No. 3 to Form S-1 (File No. 333-265914) of our report dated March 10, 2023, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of Trailblazer Merger Corporation I as of December 31, 2022 and 2021, and for the year ended December 31, 2022, and for the period from November 12, 2021 (inception) through December 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

March 10, 2023